Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57532-0018-General Documents

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

February 9, 2006

Delivered
[To be filed on EDGAR (Correspondence) when accepted]

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention: Mr. H. Christopher Owings, Assistant Director

Dear Mr. Owings:

Re:

Hemptown Clothing Inc. (the "Company")
Form 10-KSB for the Fiscal Year Ended December 31, 2004 and
Forms 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No. 0-50367
Response to SEC Comment Letter dated December 30, 2005

We are counsel for the above-referenced Company and are pleased to advise that the Company has now amended its Form 10-KSB for its Fiscal Year Ended December 30, 2004 (the "Amended Form 10-KSB") and Forms 10-QSB for its Fiscal Quarters Ended March 31, 2005 (the "Amended Form 10-QSB-1"), June 30, 2005 (the "Amended Form 10-QSB-2") and September 30, 2005 (the "Amended Form 10-QSB-3") (collectively, the "Amended Forms"), in accordance with the comments of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in the SEC's initial comment letter dated December 30, 2005 (the "SEC Letter") in this matter.

On behalf of the Company we are now pleased to enclose a copy of the Company's proposed and Amended Forms in this matter (including one further courtesy copy for the Staff's ease of review) together with a complete comparative copy of the same (including a further courtesy copy) which, we confirm on behalf of the Company, necessarily indicate each of the revisions which have now been made to each of the enclosed and proposed Amended Forms from each of the Company's originally filed Form 10-KSB for its Fiscal Year Ended December 30, 2004 (the "Form 10-KSB") and Forms 10-QSB for its Fiscal Quarters Ended March 31, 2005 (the "Form 10-QSB-1"), June 30, 2005 (the "Form 10-QSB-2") and September 30, 2005 (the "Form 10-QSB-3") (collectively, the "Original Forms") which are the subject of the Staff's comments in the SEC Letter in this matter.

In this regard we confirm, on behalf of the Company, that it is presently intended that, with the prior review and approval of the SEC in this matter, the Company will file its final form of proposed Amended Forms, together with a copy of this response letter (and any further response letters which may be required as a consequence of Staff's further review) by way of correspondence, electronically and pursuant to Regulation S-T, at that time; and we trust that this will be satisfactory in that regard.

The following we confirm, therefore, are responses addressing the Staff's comments in the SEC Letter. We also confirm that the Staff's comments are repeated and sequentially numbered hereinbelow, and in the manner as set forth in the SEC Letter, and that the Company's responses, as set forth hereinbelow, refer to each of the Staff's comments by number and by citing the location of each response thereto in the enclosed and proposed Amended Forms where applicable. We also confirm that the page numbers referenced in this response letter relate to the information set forth in the enclosed and proposed Amended Forms marked to show changes to the Original Forms, and as delivered by courtesy copy, and may not directly correspond to the unmarked or ultimate Edgar versions thereof. We also confirm that the comments of Staff are in italics below while the Company's responses follow in bold.

General

1.     We note your statement in the penultimate paragraph on page 19 that you "are not required under the Securities Exchange Act to file a proxy statement." Similarly, in the first paragraph on page 63, you state that you "are not required to file reports under Section 16 of the Exchange Act." The basis for these statements is unclear because our records indicate that your common stock is registered under Section 12(g) of the Exchange Act. In particular, we note the registration statement on Form 8-A filed on August 15, 2003. A reporting company with shares registered under Section 12 is subject to the proxy rules and Section 16. Please revise or advise. In addition, if your shares indeed are registered under Section 12, please tell us why you did not solicit proxies for your recent annual meeting and what steps you are taking to ensure compliance in the future.

Response:     We thank the Staff for its comments in this regard and we confirm, on behalf of the Company, that the Company is currently and has been, since become a reporting company, a "foreign private issuer" and, as such, it is respectfully submitted that the Company is not subject to any of the existing proxy statement or Section 16 requirements of the Exchange Act. Our authority for this submission is found in Rule 3a12-3(b) of the Exchange Act which states: "Securities registered by a foreign private issuer, as defined in Rule 3b-4... shall be exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Act". While it is true that the Company continues to satisfy its financial reporting requirements in the manner set forth herein, it is not a domestic issuer, and we trust that this is now clear and satisfactory in this regard.

In addition, we confirm that the Company did, in fact, solicit proxies in connection with each of the annual general meeting for each of its current year and two previous years in accordance with the corporate and securities laws of British Columbia (its incorporating jurisdiction). As a consequence we confirm that the Company has now filed, through Edgar, a Form 6-K which attaches thereto a complete copy of the Company's annual general meetings for each of its 2003, 2004 and 2005 fiscal years; and we are pleased to enclose a copy of the Company's recently filed Form 6-K for the SEC's information in this respect.

If the Company is any way incorrect in its submissions in this respect we would, on behalf of the Company, sincerely appreciate the SEC's further guidance in order to assist the Company to comply hereafter, and we trust that this is now clear and satisfactory in this regard.

2.     We note on November 28, 2005 you issued a press release announcing the appointment of Jason Finnis as your chief operating officer replacing Guy Carpenter. It does not appear, however, that you filed an Item 5.02 Form 8-K to report that event within four business days. Please tell us why you apparently did not file the required form 8-K. Please also be aware that failure to timely file all reports, including an Item 5.02 Form 8-K, required by Section 15(d) of the Exchange Act during the prior twelve months will impact your eligibility to utilize Form S-3, such as in connection with a secondary offering contemplated by I.B.3 of the General Instructions.

Response:     We thank the Staff for its comments and caution in this regard, and we confirm, on behalf of the Company that, in response, the Company has now filed Current Reports on Form 8-K, dated December 7, 2005 and January 11, 2006, respectively, in this matter, pursuant to which all such previous changes to the Board of Directors and Executive Officers of the Company have now been fully disclosed; and we are pleased to enclose a copy of the same for the SEC's information in this respect. In this regard we also confirm, on behalf of the Company, that we are informed by the Company that this was simply an administrative oversight by the Company which it will not repeat, and we trust that this is now clear and satisfactory in this regard.

3.     Please tell us what consideration your principal executive and principal financial officers gave to your apparent failure to file required Exchange Act reports and proxy materials, as reflected in the prior two comments, in making their effectiveness conclusion as to disclosure controls and procedures as required by Item 307 of Regulation S-B. To the extent necessary, please provide revised disclosure in the periodic report amendments requested below.

Response:     We thank the Staff for its comments in this regard, however, we respectfully advise, on behalf of the Company, that it was not until the Company's receipt of the SEC Letter that the Company's existing principal executive and financial officers re-considered, with counsel to the Company, the Company's position as a foreign private issuer and the corresponding possibility that it might have to comply with the existing proxy statement or Section 16 requirements of the Exchange Act. In addition, and as a consequence of the Staff's comments, we confirm, on behalf of the Company, that the Company, in consultation with each of its counsel and its current independent accountants, has now reviewed its existing disclosure controls and procedures in order to ensure that there may no further administrative oversight in attending to the filing of its corporate management changes (which, we confirm, have generally been few and far between over the last five years), and determined that, with the recent addition by the Company of certain administrative staff with a greater understanding of the regulatory filing process, together with greater and immediate access to the Company's counsel, no further disclosure controls should be required in order to ensure such compliance. Correspondingly, and as set above, if the Company is any way incorrect in its submissions in this respect we would, on behalf of the Company, sincerely appreciate the SEC's further guidance in order to assist the Company to comply hereafter, and we trust that this is now clear and satisfactory in this regard.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Facing Page

4.     Please note that your correct reporting number for periodic filings with us is 0-50376. Please use this number when making any non-Williams Act Filings.

Response:     We thank the Staff for its comment in this regard, and we confirm, on behalf of the Company, that the Company has now revised its enclosed and proposed Amended Form 10-KSB to reflect the correct reporting number in this matter, and we trust that this is now clear and satisfactory in this regard.

Description of Business, page 1

Business Operations, page 2

5.    Please clarify the reference in the third paragraph to your dealings with 2,000 resellers and four distributors to explain whether by "dealing" you mean actual sales to each of these entities. If not, please revise appropriately.

Response:     We thank the Staff for its comment in this regard, and we confirm, on behalf of the Company, that the Company has now revised its enclosed and proposed Amended Form 10-KSB in order to clarify that these dealings represent actual sales to each of these entities in this matter, and we trust that this is now clear and satisfactory in this regard.

Product Inconsistencies, page 4

6.     Please revise to clarify your actual experience with production difficulties related to the consistency of hemp material. Indicate, for example, what percentage of production runs you must reject because of flaws in the finished products, and demonstrate statistically how these numbers have varied from inception to the present time. We note your discussion of quality control at the subheading "Production" on page 6.

Response:     We thank the Staff for its comments in this regard, and we confirm, on behalf of the Company, that the Company has now revised its enclosed and proposed Amended Form 10-KSB in order to provide as follows:

"As a result of these inconsistencies, we have invested a considerable amount of time and effort into product research and development, as well as developing close relationships with suppliers. To solve the problems with shrinkage the Company performed four tests and as a result of these tests the Company was able to reduce shrinkage from approximately 20% to approximately 3%. The inconsistencies with dyeing and colour caused holes in the fabric, uneven dye absorption and fabric twist. The Company again performed four tests to determine the best dyeing method to be able to produce a commercially acceptable dyeing technique for hemp fabric. The early problems with weave were solved by trying different methods of washing, spinning, nano technology and the elimination of certain fibres within the hemp yarn. As a result of these tests the Company was able to produce a better and consistent weave in hemp fabric. All these tests took place over the years 2002, 2003 and 2004. The detailed techniques and methods of these tests are considered proprietary to the Company";

and we trust that this is now clear and satisfactory in this regard.

Our Target Markets, page 8

7.     If you retain this list of potential markets, please make clear that these groups represent potential sales only and not actual sales, except in cases where you are able to claim such actual sales. However, in those cases, you should quantify the amounts of the sales. Please eliminate references to any specific entities such as Gildan, Fruit of the Loom and Anvil which have not made actual contributions to your sales.

Response:     We thank the Staff for its comment in this regard, and we confirm, on behalf of the Company, that the Company has now revised its enclosed and proposed Amended Form 10-KSB in order to clarify that these groups represent potential sales only, and to eliminate references to the specific entities, and we trust that this is now clear and satisfactory in this regard.

Recent Sales of Unregistered Securities, page 25

8.     Please revise to state specifically the dates of the transaction described.

Response:     We thank the Staff for its comment in this regard, and we confirm, on behalf of the Company, that the Company has now revised its enclosed and Amended Form 10-KSB in order to provide the specific and actual dates for the transactions described therein, and we trust that this is now clear and satisfactory in this regard.

Management's Discussion and Analysis or Plan of Operation, page 26

9.     Please revise to include discussion of any known trends, events or uncertainties which have had or are reasonably likely to have a material effect on your short-term or long-term liquidity, on your net sales or revenues or income from continuing operation, or on your financial condition or results of operation.

Response:     We thank the Staff for its comments in this regard, and we confirm, on behalf of the Company, that the Company has now revised its enclosed and proposed Amended Form 10-KSB in order to provide as follows:

"The Company increased sales and gross margin in the Year Ended 2004. It did so by increased spending on advertising and marketing as well as focusing on improving the sales process and the continued development of new products. Additionally, the Company increased gross margin by lowering costs in production and delivery. The Company plans to continue its commitment to advertising and marketing, new product development and the lowering of costs to increase gross margins in 2005 and 2006. There can be no certainty that the increase in gross margin will be sufficient to cover operational expenses in the short or long term. This uncertainty and a working capital deficit means the Company must secure new capital or additional credit facilities or the long term viability of the Company will be adversely affected.";

and we trust that this is now clear and satisfactory in this regard.

Results of Operations, page 27

10.     Please revise to provide a more comprehensive discussion of the reasons for changes in the period-to-period results. Generally avoid simply reciting the numerical changes that are readily obtainable from your financial statements. For example, please see the bottom and top paragraph on pages 27 and 28. Rather, provide a more detailed discussion and analysis of the reasons for the changes. For example, address in greater detail the reasons for your revenue growth. Please also revise in the Liquidity and Capital Resources subsection as appropriate. We refer to you our interpretive guidance published in December 2003 regarding Management's Discussion and Analysis disclosure, Release 34-48960, available at http://www.sec.gov/rules/interp/33-8350.htm.

Response:     We thank the Staff for its comments in this regard, and we confirm, on behalf of the Company, that, after consultation and review with its current independent accountant, the Company respectfully submits and suggests that the following disclosure, which has been excerpted from the Company's Original Form 10-KSB, and which has been added to in the enclosed and proposed Amended Form 10-KSB as emphasized below, provides for a reasonably comprehensive (and non-numerical) discussion of the reasons for changes in the Company's period-to-period results which are provided for in detail under the various sub-headings of this section of the Company's Original Form 10-KSB in this matter [Emphasis added in italics below]:

"The results for fiscal year ended December 31, 2004 include increased costs as a result of our increased marketing efforts and the initial expenses of listing our shares for trading on the NASD OTC-BB. We have increased our revenues by 26% and improved gross margin (from 26% in 2003 to 31% in 2004). We continue to build a team of experienced industry professionals that can lead us to success in the imprint apparel market and in the development of new commercial fiber processes. New systems were implemented to reduce shipping errors and increase logistic efficiencies and customer service was improved by the addition of two new call centre personnel. As a result of management's trip to China to meet with new suppliers, we have successfully negotiated lower costs of goods and better payment terms. [Emphasis added for this new disclosure which has been added]....

Revenues for fiscal year 2004 were $831,545, an increase of 26% over last year's revenue of $660,553. The increase was due to continued investment in marketing and the effort to more effectively service our distributors through support at trade shows. In 2004, we focused our sales strategy on promotional product distributors and its in-house e-mail sales team both of which have resulted in increased pull from the distributor network. We have also been prominently featured in some key industry publications and attended industry trade shows thereby increasing the visibility of Hemptown, our products and mission, resulting in an increase in sales. We have a delivery time-frame on private label productions of up to 90 days. For this reason, sales that were expected in fiscal year 2004 were not delivered until the first quarter of 2005, which resulted in lower than projected sales in fiscal year 2004....

Revenue in fiscal year 2003 suffered from our inability to carry sufficient inventory due to a lack of available funds. This has been remedied during fiscal year 2004 with better terms from our suppliers....

Gross margin in fiscal year 2004 improved substantially over 2003. Gross margin for fiscal year 2004 was $260,879 compared with $173,590 for 2003. Gross margin as a percentage of revenue increased to 31% in fiscal year 2004 from 26% in 2003, and is greater than our target of 30%. The increase from fiscal year 2003 to 2004 is primarily due to our ongoing efforts to reduce cost of product by negotiating better terms with new suppliers in China....

Losses in fiscal year 2004 were approximately $400,000 higher than 2003 largely as a result of the expenditures incurred in increased advertising and promotion, and personnel costs. Management anticipates that these increased expenditures will result in increased sales in the near future....

Total operating expenses for fiscal year ended December 31, 2004 were $1,157,933 compared with $653,055 for the same period in 2003. The increase is related primarily to increased expenditures on marketing and advertising efforts as well as increased staffing costs. The increased costs have been incurred in order to achieve increased levels of sales....

For fiscal year ended December 31, 2004 advertising and promotion expenditures totaled $235,946 compared with $86,612 for 2003. The increase is related to continued efforts to improve the market awareness of Hemptown and our products in order to increase sales growth. During fiscal year ended December 31, 2004, we have advertised in industry publications and has attended large industry tradeshows in Canada and the United States as well attended distributors' regional shows in the United States. Other promotions to distributors have included a 'sample pack promotion' to increase awareness by getting products out into customers' hands to drive sales, and an on-line "Benefits Calculator" which can be used to show the environmental advantages of hemp clothing over traditional cotton clothing....

Salaries and benefits for fiscal year ended December 31, 2004 were $235,801 compared with $139,183 in 2003. Contract labour also increased to $212,962 for fiscal year ended December 31, 2004 compared with $56,300 for 2003. Contract labour is utilized to provide us with maximum flexibility to respond to cyclical performance. These increases are related to our ongoing commitment to strengthen its team in order to achieve increased sales....

Stock based compensation for consulting fees increased to $36,845 for fiscal year ended December 31, 2004 from $4,104 for 2003, primarily because of Stock Options granted in July and December of 2004....

Interest costs for fiscal year ended December 31, 2004 were $40,445 compared with $22,879 for 2003. Interest costs primarily relate to the $400,000 loan from Celestine Asset Management and the operating loan with our local bank....

As of December 31, 2004, we had cash of $13,632 compared with $46,555 at December 31, 2003. During the year, the bank line of credit increased from $65,562 in December 2003 to $100,545 at December 31, 2004. However, as a result of failure to meet bank covenants, the bank has required us to repay our operating line by the end of April 2005. (Refer to Material Commitments below.)...

The cash used in operations during fiscal year ended December 31, 2004 was $830,254 compared with $298,367 for the period in 2003. The change was caused by the larger loss in 2004, but also in part by an increase in accounts receivable of $39,366 and an increase in prepaid expenses of $55,936. Deferred financing costs associated with the loan from Celestine Asset Management increased $10,815 while there was a decrease in accounts payable of $37,140 and a decrease in inventory of $163,414....

During fiscal year ended December 31, 2004, cash inflows from financing activities increased to $862,674 from $216,631 in 2003. The increase is related to the note payable of $400,000 from Celestine Asset Management, and a $34,983 increase in the bank line of credit. There was an increase of shareholder loans of $142,888. Cash inflows from share capital occurred as a result of the exercise of 120,000 Stock Options for proceeds of $60,000 and the issuance of 11,500 common shares and 404,000 share warrant subscriptions for net proceeds of $194,300. Also, participation in the Canadian Government's PEMD Program (Program for Export Market Development) resulted in additional long term financing of $26,922....

The effect of exchange rates on cash resulted in a loss of $57,275 for fiscal year 2004, compared with a $20,789 gain in 2003. These gains and losses are the result of fluctuation in the Canadian dollar versus the US dollar...";

and we trust that this is now clear and satisfactory in this regard.

Off-Balance Sheet Arrangements, page 32

11.     You disclose that in May 2004, you entered into a joint collaboration agreement with the National Research Council of Canada to develop a patentable enzyme technology for the processing of hemp fibers. In connection with this agreement, we note that in addition to cash payments specified in the agreement, you are required to contribute research and development work to the project valued at approximately $460,483 (CDN $553,500). Please revise your disclosure to include a discussion of this off-balance sheet commitment.

Response:     We thank the Staff for its comments in this regard, however, we confirm, on behalf of the Company, that the Company has now reviewed this matter and, together with the Company's current independent accountant, respectfully submits that it is their position that the National Research Council of Canada obligation is not an "off-balance sheet commitment" as suggested by Staff in the SEC Letter. Rather, the Company submits that it is a commitment that is incurred in accordance with a future schedule which has been fully disclosed in both the Company's financial statements and its related management discussion and analysis. Further, and as noted in our response to Staff comment #16 below, the amounts owing to the National Research Council of Canada in connection with this obligation are being accrued over time in accordance with the schedule within the joint collaboration agreement, and we trust that this is now clear and satisfactory in this regard.

Financial Statements, page 33

Auditor's Report, page 35

12.     We note that your current independent registered public accounting firm's audit opinion is limited to your financial position at December 31, 2004 and the results of your operations, stockholders' equity and cash flows for the year then ended. Please be advised that you are required to have audited financial statements for all periods presented in you Form 10-KSB. Therefore, please obtain an audit report from your prior independent registered public accounting firm covering the other periods presented in your Form10-KSB and amend your filing accordingly.

Response:     We thank the Staff for its comments in this regard, and we confirm, on behalf of the Company, that the Company has now included an audit report from its prior independent accountant covering the period ending December 31, 2003, as well as a consent of that accountant to the use of such report, in its enclosed and Amended Form 10-KSB in this matter; a further copy of each of which being provided herewith for the Staff's ease of reference; and we trust that this is now clear and satisfactory in this regard.

13.     Based upon your disclosure in Note 1 on page 42, it appears that the financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Please request your auditors to revise the opinion paragraph of their report to state clearly that the financial statements referred to in their report present fairly the financial position of your company as of December 31, 2004 and the results of operation and cash flows and the changes in stockholder's equity for the year then ended, in conformity with U.S. generally accepted accounting principles.

Response:     We thank the Staff for its comments in this regard, and we confirm, on behalf of the Company, that, in response to Staff's comments, the Company's current independent accountant has now revised the opinion paragraph of their report to state that the financial statements referred to in their report present fairly the financial position of the Company as of December 31, 2004 and the results of operation and cash flows and the changes in stockholder's equity for the year then ended, in conformity with U.S. generally accepted accounting principles; a further copy of which being provided herewith for the Staff's ease of reference; and we trust that this is now clear and satisfactory in this regard.

14.     We note that the report of your current independent registered public accounting firm includes an additional paragraph indicating that the auditors who reported on your comparative financial statements for the fiscal year ended December 31, 2004 rendered a qualified opinion. We note, however, that your prior auditors rendered an unqualified opinion on the financial statements included in your Form 10-KSB for the fiscal year ended December 31, 2003, filed March 26, 2004. Please request your current auditors to correct their report accordingly.

Response:     We thank the Staff for its comments in this regard, and we confirm, on behalf of the Company, that the Company's current independent accountant has now revised their opinion to report that the prior auditor rendered an unqualified opinion for the fiscal year ended December 31, 2004, and we trust that this is now clear and satisfactory in this regard.

Consolidated Balance Sheets, page 36

15.     We note that at December 31, 2003 you include, as a component of shareholders' equity, the line item "Payables with equity components." Based upon disclosure within your document, it appears that the $200,000 balance is comprised of $150,000 due to Devlin Jensen, Barristers & Solicitors for legal services and $50,000 due to Drake Enterprises related to a loan agreement. Although these liabilities were settled during 2004 through issuances of common stock, it does not appear appropriate to report the $200,000 balance as a component of shareholders' equity at December 31, 2003. Please revise your financial statements to remove the liability balance from the shareholders' equity section of your balance sheet at December 21, 2003 or tell us why a revision is unnecessary.

Response:     We thank the Staff for its comments in this regard, and we confirm, on behalf of the Company, that the Company had determined at that time, in consultation with its prior independent accountant, and by reference to FAS 140, paragraph 16, applying generally accepted accounting principles applicable thereto, that the substance and the true nature of the subject settlements was in the form of shares for debt transactions and were in no manner liabilities simply issued for services performed. Correspondingly, we respectfully submit, on behalf of the Company, that the subject settlements were property treated at that time, and we trust that this is now clear and satisfactory in this regard.

Note 12. Commitments, page 54

National Research Council of Canada ("NRC") collaboration, page 55

16.     You disclose that in May 2004, you entered into a joint collaboration agreement with the National Research Council of Canada to develop a patentable enzyme technology for the processing of hemp fibres. In connection with this agreement, we note that you are required to pay the National Research Council of Canada $234,609 (CDN $282,000) in cash according to a specified schedule throughout the term of the Agreement that expires on May 9, 2007. It appears you have not reflected this contractual cash obligation in your financial statements as of December 31, 2004. Please revise your financial statements to report the balance of this obligation at December 31, 2004 or tell us why a revision is unnecessary.

Response:     We thank the Staff for its comments in this regard, and we confirm, on behalf of the Company, that the Company has now revised its enclosed and proposed Amended Form 10-KSB in order to provide as follows:

"The National Research Council of Canada is to be paid as it conducts work on the joint collaboration. As the NRC completes research & development work, the monies become due. As of December 31, 2004, $41,504 was due and accrued and, of this amount, $6,900 was paid leaving a balance owing at year end of $38,270. The full amount of the collaboration was not completed as at December 31, 2004 and will be completed as to the payment schedule. Further, because the amounts due only become due as the work is completed, these amounts are accrued only in accordance with the schedule, as disclosed in the financial statements.".

We also confirm, on behalf of the Company, that, because the amounts only become due as the work is completed, these amounts are accrued only in accordance with the schedule, as disclosed in the financial statements, and we trust that this is now clear and satisfactory in this regard.

Note 16. Property Transfer, page 57

17.     Based upon your disclosure, it appears that on July 3, 2004, you received 80 acres of industrial property in Craik, Saskatchewan to be used for the development of a hemp fiber mill in exchange for consideration of $1.00. Please clarify your disclosure to indicate whether you received title to the land or that you were granted rights to utilize the property over a specified period of time. In this regard, please clarify your statement that "the transfer of the registration was completed on February 8, 2005."

Response:     We thank the Staff for its comments in this regard, and we confirm, on behalf of the Company, that the Company has now revised its enclosed and proposed Amended Form 10-KSB to indicate that the Company, through its subsidiary, was granted title to the land, and that the registration of title transfer took place on February 8, 2005 in this matter, and we trust that this is now clear and satisfactory in this regard.

Signatures

18.     As required by General Instruction C to Form 10-KSB, your controller or principal accounting officer also should sign this annual report.

Response:     We thank the Staff for its comment in this regard, and we confirm, on behalf of the Company, that the Company's final and Amended Form 10-KSB will be appropriately executed by the Company's current Principal Accounting Officer in this matter, and we trust that this is now clear and satisfactory in this regard.

Exhibits 31.1 and 31.2

19.     It appears these certifications reflect an outdated version. Please amend to provide the current certifications required by Item 601(b) (31) of Regulation S-B. Please be aware that the certifications relate to the entire periodic report and thus compliance with this comment requires that you refile your Form 10-KSB, and Forms 10-QSB as appropriate, in their entirety with the correct certifications.

Response:     We thank the Staff for its comments in this regard, and we confirm, on behalf of the Company, that the Company has now revised its enclosed and proposed Amended Form 10-KSB in order to provide the current certifications as required by Item 601(b) (31) of Regulation S-B in this matter; a further copy of which being provided herewith for the Staff's ease of reference; and we trust that this is now clear and satisfactory in this regard.

For 10-QSB for Fiscal Quarter Ended September 20, 2005

20.     Please revise to comply with the above comments as appropriate.

Response:     We thank the Staff for its comment in this regard, and we confirm, on behalf of the Company, that, regarding the Company's Original Form 10-KSB, the Company has now revised its Original Form 10-QSB-1: (i) to clarify the disclosure relating to the property transfer as identified in the Staff's comment #17 above; and (ii) to provide the current certifications as required by Item 601(b) (31) of Regulation S-B and as identified in the Staff's comment #19 above, and we trust that this is now clear and satisfactory in this regard.

Interim Consolidated Statements of Operations and Deficit, page 6

21.     Based upon your disclosure on page 26, it appears that during the quarterly period Ended September 30, 2005, you sold 1,300,000 shares of Crailar Fiber Technologies Inc. common stock, representing a 25% interest, to two accredited U.S. resident investors and two non-U.S. investors for aggregate gross proceeds of $1,300,000. In connection with this transaction, we note that you recorded a gain of $975,469. It appears that realization of this gain is not assured given that Crailar is in the research and development stage. It therefore appears that the transaction should be accounted for as a capital transaction in your consolidated financial statements. Please amend this Form 10-QSB to revise your accounting treatment for this transaction or tell us why a revision is unnecessary. Please refer to SAB Topic 5:H.

Response:     We thank the Staff for its comments in this regard, and we confirm, on behalf of the Company, that the Company has now revised its entire and enclosed and proposed Amended Form 10-QSB-3 to provide for the following changes in the financial statements portion thereof:

Interim Consolidated Financial Statements at September 30, 2005

Consolidated Balance Sheet, page 5

    Changed the wording "Non-Controlling Interest" to "Minority Interest";

    Increased "Paid in capital" by $975,469 from $97,857 to $1,073,326;

    Increased "Deficit" by $975,469 from ($1,299,842) to ($2,275,311);

Interim Consolidated Statements of Operations and Deficit, page 6

    Eliminated the line "Gain resulting from change in ownership of subsidiary" and the $975,469 gain on the line for both the 3 month period ended and the 9 month period ended;

    Changed "Net Income (Loss)" for the 3 month period ended September 30, 2005 from income of $734,899 to a loss of ($240,570) and income of $501,089 to a loss of ($474,380) for the 9 month period ended September 30, 2005;

    Changed "Deficit, end of period" to ($2,275,311) from ($1,299,842) for both the 3 month period ended and 9 month period ended;

    Changed "Non-Controlling Interest" to "Minority Interest";

    Changed "Earnings ( Loss) per share (basic) to a ($0.02) loss from $0.05 earnings for the 3 month period ended and to a ($0.03) loss from $0.04 earnings for the nine month period ended;

    Changed "Earnings ( Loss) per share (diluted) to a ($0.01) loss from $0.04 earnings for the 3 month period ended and to a ($0.03) loss from $0.03 earnings for the nine month period ended;

Interim Consolidated Statements of Cash Flows, page 7

    Changed "Net Income (loss) for the period from $501,089 to a ($474,380) loss;

    Eliminated line "Gain resulting from change of ownership in subsidiary" and the line item ( $975,469);

    Changed the wording "Non-Controlling Interest" to "Minority Interest";

Notes to Interim Consolidated Financial Statements at September 30, 2005

Stock-based Compensation, page 11

    Changed "Net income (loss) for the period, As reported" from $501,089 to a ($474,380) loss;

    Changed "Net loss for the period, Pro-forma" from a ($24,671) loss to a ($1,000,140) loss;

    Changed "Pro-forma basic net loss per share" from ($0.00) to a loss of ($0.07);

    Changed "Pro-forma diluted net loss per share" from ($0.00) to a loss of ($0.07);

Non-Controlling Interest, page 12

    Changed the wording "Non-Controlling Interest" to "Minority Interest";

    Deleted the second paragraph and inserted the following: "The Company has recognized $975,469 of additional paid in capital resulting from the change in ownership of Crailar. The minority interest balance of $287,101 reflects a foreign currency translation adjustment of $2,397."; and

Results of Operations, page 22

    Changed references to "Non-Controlling Interest" to "Minority Interest" in two instances;

and we trust that this is now clear and satisfactory in this regard.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005

Form 10-QSB for Fiscal Quarter Ended March 31, 2005

22.     Please revise to comply with the above comments as appropriate.

Response:     We thank the Staff for its comment in this regard, and we confirm, on behalf of the Company, that, regarding the Company's Original Form 10-KSB, the Company has now revised its Original Form 10-QSB-2 and Original Form 10-QSB-3: to clarify the disclosure relating to the property transfer as identified in the Staff's comment #17 above; and (ii) to provide the current certifications as required by Item 601(b) (31) of Regulation S-B and as identified in the Staff's comment #19 above, and we trust that this is now clear and satisfactory in this regard.

Further to the SEC Letter, we enclose, on behalf of the Company, a written statement from the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, and we trust that this is now clear and satisfactory in this regard.

On behalf of the Company we sincerely thank and appreciate the SEC's prompt attention to and ongoing cooperation in this matter, and we now welcome our receipt from the SEC of any further questions or comments which the SEC may have in this matter and at the SEC's earliest convenience hereafter. In the interim we remain, always,

Yours very truly,

       Thomas J. Deutsch
       for Lang Michener llp

TJD
ec: The Company (w/copy of Enclosures)
ec: Dale Matheson Carr-Hilotn LaBonte (w/copy of Enclosures)
Enclosures for now to be Edgar-filed upon approval